BY EDGAR TRANSMISSION

December 13, 2011

Ms. Christina DiAngelo
Mr. Kieran Brown
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-178050

Dear Ms. DiAngelo and Mr. Brown:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the
Securities and Exchange Commission (“Commission”), which you communicated to me on Friday,
December 9, 2011. Changes in response to staff comments will be made by the Registrant in a Form 497 related to the Reorganizations of the SmallCap Value Fund into the SmallCap Blend Fund and the SmallCap
Growth Fund into the SmallCap Blend Fund.

Comments from Ms. DiAngelo:

Comment 1. As discussed, please confirm that the effect of the significant redemption of the SmallCap
Value Fund did not materially affect the fees and expenses of the Fund. Also, please confirm that the previous response given to Comment 2 in correspondence filed on December 9, 2011 (Accession No.
0000898745-11-000806) (File No. 333-178050) was erroneous with regards to the disclosure that the redemption caused a 40 basis point increase of fees and expenses.

Response. The Fund confirms that the significant redemption in the SmallCap Value Fund that occurred in June and July of 2011 did not materially affect the fees and expenses of the Fund. Further, the Fund confirms that the disclosure made in Comment 2 in correspondence filed on December 9, 2011
(Accession No. 0000898745-11-000806) (File No. 333-178050) was erroneous and that such redemption did not cause a 40 basis point increase in fees and expenses of the Fund as previously disclosed.

Comments from Mr. Brown:

Comment 2. On the coversheet, please include a phone number for Principal Funds, Inc.

Response. The requested disclosure will be made.

Comment 3. On the coversheet, include a brief description of the investment objectives of the Acquiring
Fund and the Acquired Funds.

Response. The requested disclosure will be made.

Comment 4. On page one of the Registration Statement/Proxy, please revise disclosure to conform with
Item 1(b)(4)(1) of Form N-14.

Response. The requested disclosure will be made.

Comment 5. Include disclosure on page one that the Funds prospectuses and SAI are incorporated by reference as such documents are supplemented “as of the date of the filing of the “Registration
Statement/Proxy”.

Response. The requested disclosure will be made.

Comment 6. Clarify that the disposition of target fund portfolio securities will occur before the transaction in the last paragraph under the “Reorganization” section.

Response. The requested disclosure will be made.

Comment 7. For both proposals, please change the disclosure of the range of the indexes in the Principal
Investment Strategies section to read $20 million instead of $0.02 billion.

Response. The requested disclosure will be made.

Comment 8. Please confirm in correspondence that the contractual caps noted in the fee tables for both proposals are effective for at least one year from the date of the Registration Statement/Proxy.

Response. The Fund confirms that the contractual caps noted in the fee tables for both proposals are effective for at least one year from the date of the Registration Statement/Proxy.

Comment 9. In correspondence, please explain why the Board considered the direct or indirect benefits that could be derived by PMC or it affiliates with respect to both proposals.

Response. The Board considered the direct and/or indirect benefits that could be derived by PMC (or its affiliates) with respect to both proposals to vet any potential conflicts of interest.

Comment 10. Please conform the section titled “Distribution Plans and Intermediary Compensation” to make clear that there is only one Acquired Fund.

Response. The requested disclosure will be made.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.